SAYID AND ASSOCIATES LLP

Attorneys and Counselors at Law
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NEW YORK, NY 10019
TEL: (212) 262-1166
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April 12, 2010



Janice McGuirk, Esq.
Blaise Rhodes, Esq.
Division of Corporate Finance
United States Securities and
      Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Inicia Incorporated ("Inicia" or the "Company")
       Form 1-A Amendment No. 14
       File No. 24-10228

Dear Ms. McGuirk and Mr. Rhodes:

As you know this Law Firm represents the above referenced Company.

Enclosed please find three (3) red-lined copies and seven (7) standard copies (one of which is manually signed) of the Company's Form 1-A Amendment No. 14.

We have also added a cover letter from Bruce Dugan, the President of Inicia Inc.

Thank you for your consideration.

If you have any questions, please feel free to contact the undersigned.

Very truly yours,



M. David Sayid
Sayid and Associates LLP

cc. Inicia Inc.

April 09, 2009

Ms. Janice McGuirk
Division of Corporation Finance
United States Security and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE: Form 1-A Amendment No 14
   File No. 24-10228

Dear Ms. McGuirk,

     We have reviewed your comments and revised our document accordingly. We trust that this will finally exhaust any further comments and that once reviewed you can now issue acceleration letter in this matter.

     Please note that the attached document was not fully accepted in WORD after the 13th version, thus the changes made in the 14th version will be redlined but so will the changes from the 12th to the 13th that you have already seen. We note this so that it alleviates any confusion.

     Please find to follow responses to your comments listed by number.

With regards, I remain;

Sincerely,

Bruce Dugan

Bruce T. Dugan
Chief Executive Officer

RESPONSES TO YOUR COMMENTS

1. We have updated the document to reflect the fourth quarter financials in accordance with the Form 1-A guidelines, and updated all related financial information throughout the document. Please note that there were no material events or significant transactions between September 30, 2009 and December 31, 2009.

2. In your comment you state that the Exhibit 15(g) "still does not refer to a 7% pro rata distribution of proceeds to the lenders." This is because when the initial Security Agreement was executed the debt was $100,000 and therefore did not equal 7% of the Offering. The wording in Section 2.2 of the Security Agreement (Exhibit 15g) states that *"if the entire amount of the Regulation A Offering is not placed, than the Secured Parties shall receive a pro rata amount of the amount received from the Offering."* Since that time the debt has been reduced to $40,000 through the conversion of debt to equity – which has been clearly disclosed throughout the document, including in the Note at the bottom of the Use of Proceeds Table on Pg. 35 (not 39). The note stated that *"For the remaining $40,000 of the debt, in accordance with the terms of the Secured debt agreement, the Secured Parties are to receive a"pro rata" share of any proceeds realized from this Offering ... "* We inserted the 7% to clarify what that now meant with the debt having been reduced to $40,000. However, we have reworded the Note so as to better clarify the intent of the note. It now states that *"For the remaining $40,000 of the debt, in accordance with the terms of the Security Agreement (see Exhibit 15g), the Secured Parties are to receive a "pro rata" share of any proceeds realized from this Offering (which would be equal to approximately 7% of the Offering).*

3. Please note that the *"board resolution or related documents governing the conversion of the lenders 'original debt "*you requested was provided several revisions back as Exhibit 15h: *Resolution to convert debt to equity.* Per your request, we have provided that document again. Also note that the author of this comment stated that the original debt "appears to be $40,000." This is incorrect. The original amount of the debt was $100,000 and was thereafter reduced to $40,000 through a conversion of $60,000 of debt to equity, which we believe is disclosed very clearly in all notes regarding the debt and the conversion, as well as any related Exhibits.